Exhibit 99.2

Day One after announcement of takeover offer

BNC-TV: Bayer in media spotlight

        Leverkusen. Television interviews, press conferences and talks with investors and politicians: Bayer Board Management Chairman Werner Wenning was a much sought-after man on Day One after the announcement of Bayer's planned takeover of Schering. Over the weekend, the financial pages of the most important media were once again dominated by the topic of "Bayer Schering". CEO Wenning talked in detail about the takeover offer in numerous interviews. A report from BNC TV.

        On Friday morning, Wenning, CFO Klaus Kühn and management board member Dr. Wolfgang Plischke held a telephone conference to inform analysts and investors in both Germany and abroad about the takeover offer. Two hours later, Wenning, Kühn, Plischke and Dr. Gunnar Riemann, Head of Bayer HealthCare's Pharmaceuticals Division, fielded questions from approximately 100 journalists from various German and international media in a ninety-minute telephone conference.

        "Both companies are convinced that this merger is the best solution for creating a health care heavyweight which can continue to strengthen its market position on the basis of its innovative product portfolio and a well-stocked pipeline," said Wenning in his introductory speech.

Talks with journalists

        One item in the discussions with journalists was personnel changes arising from the merger. Wenning made clear that any such measures would be decided in partnership. "Once the transaction has been completed, we will conduct intensive talks with our colleagues at Schering about structures and personnel appointments. Our objective is to find the best employee for each position, regardless of which company he or she worked for previously," stressed Wenning.

        One media representative asked whether the merger of the two companies would lead to headcount reductions. "Together, Bayer HealthCare and Schering have some 60,000 staff around the world. Experience with takeovers like this has shown that we can expect potential headcount cuts of 10 percent over a certain period of time." Pharma and Schering will set up teams devoted to this matter, said Wenning. Any headcount reductions required would be conducted, as usual at Bayer, in a fair and socially responsible manner

        According to Wenning, Bayer expects synergy effects of around EUR 700 million annually from the third year after completion of the transaction. Furthermore, additional growth will be generated by the merging of business units with an excellent strategic fit.

Financial background

        Another topic for discussion was the financial background to the takeover. Wenning and CFO Kühn once again outlined the financing in detail. Was Bayer's management considering the divestment of Schering AG divisions to finance the takeover? "We have identified outstanding potential for growth in Schering's portfolio and have no plans for divestment at present," answered Wenning. Bayer's CEO also stressed the great potential of the new company's joint research and marketing structures.

        In response to a query about the research budget of the new company, Wenning said, "We will have a competitive budget amounting to 15 to 17 percent of combined sales in the future."

TV teams in the foyer of corporate headquarters

        After the telephone conference, Wenning appeared in the foyer of Bayer's corporate headquarters to address camera teams from numerous TV channels such as ARD, ZDF, WDR, n-tv and Bloomberg TV. Bayer's CEO explained the takeover status and then answered queries from the TV reporters. The media attention was by no means over then, however. Wenning conducted numerous live interviews with reporters from the n-tv, n24, Bloomberg TV and CNBC news channels and then with journalists from major print media to inform the public about the background and objectives of Bayer's offer to Schering's stockholders. Politicians also received first-hand information from Bayer's CEO.

        On Friday afternoon, by which time Bayer's takeover offer had long since become the topic of the day for many news media, Darmstadt-based Merck AG dropped its hostile takeover bid for Schering.